                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 3)(1)

                             COLLEGIATE PACIFIC INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   194589-10-7
                                 (CUSIP NUMBER)

                              MICHAEL J. BLUMENFELD
                          13950 SENLAC DRIVE, SUITE 100
                               DALLAS, TEXAS 75235
                                 (972) 243-8100

                                   ----------

          (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                 OCTOBER 1, 2003

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].


----------

         (1)THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D


Cusip No. 194589-10-7                                          Page 2 of 6 Pages


--------------------------------------------------------------------------------

1.   Name of Reporting Person:

     Michael J. Blumenfeld
--------------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only.


--------------------------------------------------------------------------------

4.   Source of Funds                                                  PF;SC


--------------------------------------------------------------------------------

5.   Check box if disclosure of legal proceedings is required pursuant to    [ ]
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization                        United States


--------------------------------------------------------------------------------

                     7.   Sole Voting Power                          2,919,214
Number of

Shares               -----------------------------------------------------------

Beneficially         8.   Shared Voting Power                               -0-

Owned by
                     -----------------------------------------------------------
Each
                     9.   Sole Dispositive Power                     2,919,214
Reporting

Person               -----------------------------------------------------------

With                 10.  Shared Dispositive Power                          -0-


--------------------------------------------------------------------------------

11.  Aggregate amount beneficially owned by each reporting person    2,919,214


--------------------------------------------------------------------------------

12.  Check box if the aggregate amount in row (11) excludes                  [ ]
     certain shares

--------------------------------------------------------------------------------

13.  Percent of class represented by amount in row (11)                    45.9%


--------------------------------------------------------------------------------

14.  Type of Reporting Person                                                IN


--------------------------------------------------------------------------------

Cusip No. 194589-10-7                                          Page 3 of 6 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 3 (the "Third Amendment") to the Statement on
Schedule 13D (the "Schedule 13D") originally filed on February 18, 1998, and amended on January 30, 2001, and on June 13, 2002 (collectively, the "Amendments") by Michael J. Blumenfeld (the "Reporting Person"), relates to shares of the common stock of Collegiate Pacific Inc., a Delaware corporation ("Collegiate Pacific"), $0.01 par value (the "Common Stock") and common stock purchase warrants. All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D and the Amendments. The principal executive offices of Collegiate Pacific are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234.

ITEM 4. PURPOSE OF TRANSACTION.

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         On October 1, 2003, the Reporting Person, Collegiate Pacific and Roth Capital Partners, LLC entered into an Underwriting Agreement pursuant to which the Reporting Person sold in an offering on a firm commitment underwritten basis directly to Roth Capital Partners, LLC, 1,000,000 of the approximately 1,640,000 warrants to acquire shares of the Common Stock held by the Reporting Person at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the warrants and Collegiate Pacific issued 1,000,000 shares of Common Stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         (a) As of October 7, 2003, Mr. Blumenfeld may be deemed to beneficially own an aggregate of 2,919,214 shares of Common Stock, or approximately 45.9% of the outstanding shares of Common Stock (based upon Collegiate Pacific's prospectus supplement filed on October 2, 2003), and has sole voting and dispositive power with respect to all those shares. Of the shares beneficially owned by Mr. Blumenfeld, 130,000 of such shares represent options to acquire shares of Common Stock and 621,407 of such shares represent Common Stock purchase warrants (the "Warrants") to acquire shares of Common Stock, none of which have been exercised by Mr. Blumenfeld as of the date of this report. The 621,407 Warrants held by Mr. Blumenfeld represent approximately 20.8% of the 2,989,310 outstanding Warrants.

         (b) Items 7-11 and 13 of the cover page of this Third Amendment, which relate to the beneficial ownership of shares of Common Stock and Warrants by the Reporting Person, are incorporated by reference in response to this item.

Cusip No. 194589-10-7                                          Page 4 of 6 Pages


     (c) The following table sets forth certain information concerning transactions involving the Warrants effected by the Reporting Person during the past 60 days. No transactions involving the Common Stock were effected by Mr. Blumenfeld during the past 60 days, except for the gift described below. Each of the sale transactions listed below was affected through a broker at then current market prices, except for the sale on a firm committed basis to Roth Capital Partners, LLC of 1,000,000 Warrants on October 1, 2003:


                         NUMBER OF SHARES OF
DATE OF TRANSACTION    COMMON STOCK OR WARRANTS     TRANSACTION      PRICE
-------------------    ------------------------     -----------      -----

      8/28/03              30,000 Warrants             Sale          $2.85
      8/28/03               5,000 Warrants             Sale          $2.70
      8/29/03               5,000 Warrants             Sale          $2.75
      8/29/03               7,000 Warrants             Sale          $2.73
      8/29/03               3,000 Warrants             Sale          $2.71
      9/02/03              10,000 Warrants             Sale          $2.73
      9/02/03              19,300 Warrants             Sale          $2.75
      9/02/03               6,000 Warrants             Sale          $2.80
      9/03/03              24,600 Warrants             Sale          $3.00
      9/03/03               6,700 Warrants             Sale          $3.02
      9/03/03               5,000 Warrants             Sale          $3.03
      9/04/03               7,500 Warrants             Sale          $3.06
      9/04/03              15,000 Warrants             Sale          $3.09
      9/04/03               5,000 Warrants             Sale          $3.10
      9/05/03               3,000 Warrants             Sale          $3.06
      9/05/03               7,000 Warrants             Sale          $3.09
      9/05/03               3,000 Warrants             Sale          $3.10
      9/09/03               6,000 Warrants             Sale          $2.94
      9/10/03              20,000 Warrants             Sale          $2.92
      9/11/03               5,000 Warrants             Sale          $2.95
      9/12/03               9,000 Warrants             Sale          $2.95
      9/15/03               5,000 Warrants             Sale          $2.95
      9/16/03               8,000 Warrants             Sale          $2.95
      9/16/03              12,000 Warrants             Sale          $2.98
      9/16/03               5,000 Warrants             Sale          $3.00
      9/17/03              11,000 Warrants             Sale          $3.00
      9/18/03               3,000 Warrants             Sale          $2.96
      9/22/03               2,100 Warrants             Sale          $2.95
      9/23/03              20,000 Warrants             Sale          $2.95
      9/26/03              50,000 Warrants             Sale          $2.05
      9/26/03              50,000 Warrants             Sale          $2.10
      9/25/03           2,800 shares of Common         Gift           --
                                Stock
      10/01/03            1,000,000 Warrants           Sale          $1.95

Cusip No. 194589-10-7                                          Page 5 of 6 Pages


ITEM 6. INTEREST IN SECURITIES OF THE ISSUER.

         See Item 4 for a description of the Underwriting Agreement, dated October 1, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

         Exhibit 3. Underwriting Agreement, dated October 1, 2003, entered into by and among Michael J. Blumenfeld, Collegiate Pacific Inc. and Roth Capital Partners, LLC.

Cusip No. 194589-10-7                                          Page 6 of 6 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2003



                                                /s/ Michael J. Blumenfeld
                                                --------------------------------
                                                Michael J. Blumenfeld

                                  EXHIBIT INDEX


Exhibit
Number         Exhibit
------         -------

  3            Underwriting Agreement, dated October 1, 2003, by and among
               Collegiate Pacific Inc., Michael J. Blumenfeld and Roth Capital
               Partners, LLC